Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

1.

At the January 10, 2013 Board Meeting, the Board of Directors of ING Partners, Inc. (“IPI”) approved the renewal of the 12b-1 Plan fee waiver letter agreements under which IID waives fees with respect to certain share classes of series of IPI.  The 12b-1 Plan fee waiver letter agreements provide that IID will waive an amount equal to 0.10% per annum, computed on the average daily net assets attributable to Service 2 Class shares of IPI’s series, and 0.05% per annum on the average daily net assets attributable to Class T shares. The 12b-1 Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2014.

2.

At the January 10, 2013 Board meeting, the IPI Board approved the establishment of ING Solution Aggressive Portfolio and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IPI’s registration statement registering shares of the Portfolio.  In addition, at its March 7, 2013 meeting, the Board approved the requisite plans, agreements and other routine matters with respect to the establishment of the Portfolio.